Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Hornbeck Offshore Services, Inc. for the registration of 1.625% Convertible Senior Notes (the “Notes”) due 2026 and up to 5,156,500 shares of common stock issuable upon conversion of the Notes, and to the incorporation by reference therein of our reports dated January 27, 2006, with respect to the consolidated financial statements of Hornbeck Offshore Services, Inc., Hornbeck Offshore Services, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Hornbeck Offshore Services, Inc., included in its Annual Report (Form 10-K, as amended) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New Orleans, Louisiana

February 28, 2007